Contact

www.linkedin.com/in/barney-j-guarino-ab44889 (LinkedIn)
www.tempratech.com (Company)
rivalcityheights.com (Company)

Top Skills

Commodity
Strategic Planning
New Business Development

Honors-Awards

Doctorate of Food Service

Barney J. Guarino

Chairman & CEO at Tempra Techology, Inc.
Bradenton, Florida, United States

Experience

Tempra Techology, Inc.

Chairman & CEO
November 1991 - Present (33 years 2 months)
Bradenton, Florida

Harbor Road Associates

Managing Director
February 2014 - Present (10 years 11 months)

Harbor Road Records

CEO-Founder
2015 - Present (9 years)

Independent Record Label with signed artists including:

Jeff Gutt - Stone Temple Pilots Lead Singer, X-FACTOR finalist

Rival City - Alt Rock Band

KC Jenkins - SoCal Country Artist

Tempra Technology. Inc.

President & CEO
November 1991 - Present (33 years 2 months)
Bradenton, Florida

Research & Development Associates for Military Food & Packaging

Chairman of the Board
2000 - 2012 (12 years)

Merrill Lynch

Venture Capital/Business Brokerage & Valuations
1986 - 1992 (6 years)

Shearson Lehman Bros.

Commodities Futures Trading
1982 - 1986 (4 years)

COMEX - Commodities Futures Exchange

Education

Saint John's University

BA · (1978 - 1982)

Northwestern University - Kellogg School of Management

Exec Management Program, Strategic Alliances